                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 4)(1)

                        Sunset Financial Resources, Inc.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    867708109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 2 of 12 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WESTERN INVESTMENT L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,016,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,016,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,016,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 3 of 12 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,021,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,021,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,021,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 4 of 12 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WESTERN INVESTMENT HEDGED PARTNERS LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   305,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                305,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    305,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 5 of 12 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   633,300
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                633,300
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    633,300
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 6 of 12 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       WESTERN INVESTMENT ACTIVISM PARTNERS L L C
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                    77,700
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                77,700
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     77,700
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 7 of 12 Pages
---------------------                                      ---------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the  undersigned.  This  Amendment No. 4 is being filed to correct  certain  typographical  errors in  Amendment  No. 3 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission as of the date hereof and completely supersedes any amendments made by Amendment No. 3 to  the  Schedule  13D.  This  Amendment  No.  4  amends  the  Schedule  13D  as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

          The  aggregate  purchase  price of the 1,016,300  Shares  beneficially owned  by WILLC is  $8,975,178.  The  Shares  beneficially  owned by WILLC  were
acquired  with  the  working  capital  of  each  of  WIHP   ($2,896,216),   WIIP
($5,341,291) and WIAP ($737,609).

          The aggregate  purchase price of the 5,000 additional  Shares owned by
Mr.  Lipson is  $47,500.  The Shares  owned by Mr.  Lipson  were  acquired  with personal funds.

     Item 4 is hereby amended to add the following:

            On August 27, 2005,  WILLC sent a letter to the Issuer  stating that it is in the best interest of the Issuer and its  shareholders  to  reconstitute the Board of Directors of the Issuer (the "Board") by electing a majority of new directors,  with all directors other than Messrs. John Bert Watson and Rodney E.
Bennett being replaced.  The letter is attached as Exhibit 2 hereto and requests that the Issuer voluntarily agree to call a special meeting. The purposes of the special meeting are as follows: (i) to remove Messrs.  George O. Deehan,  George
A. Murray, Joseph P. Stingone and G. Steven Dawson as directors,  as well as all additional  persons,  if any,  serving as directors of the Issuer at the time of the special meeting,  other than Messrs.  Watson and Bennett;  (ii) to amend the
Issuer's  bylaws to permit the nomination at the special meeting of directors by shareholders  of the  Issuer for  election  at the  Special  Meeting to fill the vacancies created by the removal of directors as proposed above;  (iii) to amend the  Issuer's  bylaws to fix the number of members of the Board at six (6);  and
(iv) to elect  directors  to fill the  vacancies  on the  Board  created  by the removal of directors as proposed above.

          The  Reporting  Persons are aware that  Section  1.11 of the  Issuer's bylaws  requires  that if  stockholders  wish to call a  special  meeting,  that stockholders  who  constitute not less than 25% of all votes entitled to be cast call a special meeting.  Nevertheless,  the Reporting Persons have requested the
Issuer's Board to voluntarily  call a special meeting of shareholders to provide its  shareholders  with the opportunity to exercise their lawful right to remove directors and elect their replacements.  The Reporting Persons also informed the
Issuer that in the event that it does not  proceed to promptly  call the special meeting,  the  Reporting  Persons  would file proxy  solicitation  materials and solicit proxies to obtain the requisite  proxies to require the Issuer to call a special meeting of shareholders for the purposes described above.

          The  Reporting  Persons also informed the Issuer that they are willing to discuss this matter  further to determine if the Reporting  Persons can reach an  amicable  resolution  to  their  concerns  relating  to the  management  and performance of the Issuer.  The Reporting Persons believe that it is in the best interest of the Issuer and its  shareholders to avoid the disruption and expense of a proxy fight. The Reporting Persons stressed,  however,  that they are fully prepared  to  proceed  with a proxy  fight  if they  cannot  reach  an  amicable resolution to address their concerns.

            The Reporting  Persons reserve the right to take any and all actions they are required to take by law and to modify, expand or otherwise change their purpose.

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 8 of 12 Pages
---------------------                                      ---------------------

          The second and third  paragraphs  of Item 5(a) are hereby  amended and restated to read as follows:

          As of the close of business on August 27,  2005,  WIHP,  WIIP and WIAP
beneficially   owned   305,300,   633,300  and  77,700   Shares,   respectively,
representing 2.9%, 6.0% and 0.7%, respectively, of the Shares outstanding. WILLC beneficially  owned 1,016,300  Shares,  constituting  approximately  9.7% of the
Shares outstanding. Mr. Lipson beneficially owned 1,021,300 Shares, constituting approximately 9.7% of the Shares outstanding.

          As the  general  partner or  managing  member,  as the case may be, of
WIHP,  WIIP and WIAP,  WILLC may be deemed  to  beneficially  own the  1,016,300
Shares  beneficially  owned in the  aggregate  by WIHP,  WIIP and  WIAP.  As the managing  member of WILLC,  Mr.  Lipson  may be deemed to  beneficially  own the
1,016,300  Shares  beneficially  owned by WILLC, as well as the additional 5,000
Shares he beneficially owns.

          Item 5(c) is hereby amended to add the following:

          (c) Listed below are all transactions by the Reporting  Persons in the
Issuer's  Common  Stock  in the  past 60  days.  All of such  transactions  were effected in the open market.

ENTITY       DATE OF TRANSACTION     NO. SHARES PURCHASE/(SOLD)      PRICE
----------   -------------------     --------------------------      ------------
WHIP         8/16/05                         8,400                    $8.2695
WHIP         8/17/05                         9,400                    $8.2822
WIAP         8/8/05                         (1,100)                   $9.3000
WIAP         8/3/05                          4,500                    $9.2100
WIAP         8/2/05                            800                    $9.2100

          Item 7 is hereby amended to add the following:

     Item 7.  Materials to be filed as Exhibits.

          There are filed herewith the following Exhibits:

          Exhibit 2 - Special Meeting Demand Letter Dated August 27, 2005.

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                     Page 9 of 12 Pages
---------------------                                      ---------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: August 29, 2005           WESTERN INVESTMENT L L C

                                 By:  /s/ Arthur D. Lipson
                                     -----------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Sole Member

                                 WESTERN INVESTMENT HEDGED PARTNERS LP

                                 By: Western Investment L L C,
                                 Its General Partner

                                 By: /s/ Arthur D. Lipson
                                     -----------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT INSTITUTIONAL PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By:  /s/ Arthur D. Lipson
                                     -----------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                 WESTERN INVESTMENT ACTIVISM PARTNERS L L C

                                 By: Western Investment L L C,
                                 Its Managing Member

                                 By:  /s/ Arthur D. Lipson
                                     -----------------------------------------
                                 Name: Arthur D. Lipson
                                 Title: Managing Member

                                   /s/ Arthur D. Lipson
                                 -------------------------------------
                                 ARTHUR D. LIPSON

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                    Page 10 of 12 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX

            Exhibit                                                   Page
            -------                                                   ----

     1.   Joint  Filing   Agreement  by  and  among  Western           --
          Investment  L  L  C,  Arthur  D.  Lipson,  Western
          Investment Hedged Partners LP, Western  Investment
          Institutional   Partners   L  L  C   and   Western
          Investment  Activism  Partners L L C, dated  March
          16, 2005.

     2.   Special Meeting Demand Letter dated August 27, 2005.      11 - 12

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                    Page 11 of 12 Pages
---------------------                                      ---------------------

                                                                       Exhibit 2

                             WESTERN INVESTMENT LLC
                     2855 EAST COTTONWOOD PARKWAY, SUITE 110
                           SALT LAKE CITY, UTAH 84121

                                                      August 27, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Sunset Financial Resources, Inc.
10245 Centurion Parkway North, Suite 305
Jacksonville, Florida 32256
Attn: Corporate Secretary

Dear Sir:

     Western  Investments LLC,  together with certain of its affiliates,  is the beneficial  owner of an aggregate of 1,016,300  shares (the  "Shares") of common stock,  $.001 par value (the "Common  Stock"),  of Sunset  Financial  Resources,
Inc., a Maryland corporation (the "Company"), representing approximately 9.7% of the  outstanding  Common Stock.  Enclosed  please find a copy of the most recent amendment to our Schedule 13D filed on May 6, 2005,  evidencing our ownership of
Shares as of May 6, 2005.

     As the beneficial  holders of a significant number of the Company's shares, we are concerned about recent  developments with the Company,  including today's resignation  of  Ernst & Young  LLP.  We  believe  that it  would be in the best interests of the Company and its  shareholders  if the Board of  Directors  were reconstituted  and a majority of new directors were elected,  with all directors other  than  Messrs.  John Bert  Watson and  Rodney E.  Bennett to be  replaced.
Accordingly,  we hereby request that you call a special  meeting of shareholders of the Company (the "Special Meeting").  The purposes of the Special Meeting are as follows: (i) to remove Messrs.  George O. Deehan, George A. Murray, Joseph P.
Stingone and G. Steven Dawson as directors,  as well as all additional  persons, if any,  serving as directors of the Company at the time of the special meeting, other than  Messrs.  Watson and Bennett;  (ii) to amend the  Company's  bylaws to permit the nomination at the Special Meeting of directors by shareholders of the
Company for election at the Special Meeting to fill the vacancies created by the removal of directors as proposed above;  (iii) to amend the Company's  bylaws to fix the number of members of the Board at six (6);  and (iv) to elect  directors to fill the  vacancies  on the Board  created  by the  removal of  directors  as proposed above.

---------------------                                      ---------------------
CUSIP No. 867708109                   13D                    Page 11 of 12 Pages
---------------------                                      ---------------------

     We understand  that Section 1.11 of the Company's  bylaws requires not less than 25% of all votes entitled to be cast to force the Company to call a special meeting,  and we are  prepared to satisfy  that  requirement  if  necessary.  Of course,  the Company can  voluntarily  call a special meeting of shareholders to provide its shareholders  with the opportunity to exercise their lawful right to remove  directors and elect their  replacements.  We encourage the Company to be responsive to its shareholders and not to hide behind  corporate  formality.  We inform you, however,  that in the event the Company does not proceed to promptly call the Special  Meeting,  we intend to file proxy  solicitation  materials and solicit proxies to obtain the requisite proxies to require the Company to call a special meeting of shareholders for the purposes described above.

     We are willing to discuss this matter  further to determine if we can reach
an  amicable   resolution  to  our  concerns  relating  to  the  management  and performance  of the Company.  We believe that it is in the best  interest of the
Company  and its  shareholders  to avoid the  disruption  and expense of a proxy fight. Please note, however,  that we are fully prepared to proceed if we cannot reach an amicable resolution and address our concerns.

     We request that any correspondence  concerning this request be delivered to the undersigned at the address set forth above and copies of such correspondence should also be  simultaneously  delivered to our counsel,  Olshan Grundman Frome
Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,  New York, New
York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile
(212) 451-2222.

                                 Very truly yours,

                                 WESTERN INVESTMENT L L C

                                 By: /s/ Arthur D. Lipson
                                    ----------------------------
                                    Arthur D. Lipson, Sole Member

cc: Board of Directors of Sunset Financial Resources, Inc.

Enclosures (omitted)